                                      Filed by Expedia, Inc.
                                      Pursuant to Rule 165 and Rule 425
                                      under the Securities Act of 1933
                                      Subject Company:  Expedia, Inc.
                                      Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of July 16, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

                                    * * * *

[THE FOLLOWING IS A PRESS RELEASE ISSUED BY USA NETWORKS, INC. ON JULY 16, 2001 AND MADE AVAILABLE BY EXPEDIA ON ITS WEBSITE.]

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              USA NETWORKS, INC. ANNOUNCES AGREEMENT TO PURCHASE
                         CONTROLLING STAKE IN EXPEDIA,
                    BECOMING A LEADER IN INTERACTIVE TRAVEL

             USA Also Agrees to Acquire National Leisure Group and
                  Announces Launch of the USA Travel Channel

     Los Angeles, CA - July 16, 2001 - USA Networks, Inc. (NASDAQ: USAI) announced today an agreement to acquire a controlling interest in Expedia, Inc. (NASDAQ: EXPE), a leading online travel agency, through the purchase of up to
37.5 million shares, approximately 75% of the currently outstanding shares. Microsoft has agreed to transfer all of its 33.7 million shares and warrants in Expedia(R), subject to pro-ration. USA also announced today an agreement to acquire National Leisure Group, Inc., the foremost online cruise and vacation package agency. In addition, USA said it would launch the USA Travel Channel, a new cable television program service that will offer a full range of travel products. Upon completion of the proposed transactions, USA will generate approximately $4 billion in annual gross travel bookings, becoming the new leader in interactive travel.


     These acquisitions, in addition to USA's interest in the Hotel Reservations Network (NASDAQ: ROOM), will form the USA Travel Group portfolio of companies, which collectively handled approximately 16% of the $14 billion worth of online travel transactions in 2000. For the calendar year 2001, the group is expected to generate approximately $4 billion in gross bookings. In calendar year 2002, gross bookings are expected to grow by approximately 40%. The companies had virtually no debt and a combined cash balance of approximately $340 million as of March 31, 2001.

     Expedia and NLG will expand USA's estimated share of retail transactions conducted over the Internet and via television in the United States from 5%, to approximately 9% in 2001. Expedia and NLG anticipate leveraging USA's massive transactional infrastructure, which is expected to process 1 billion minutes of inbound customer calls, 83 million orders, and ship 40 million items over the next twelve months. The newly combined USA database of 33 million customers will include purchasers of everything from live music event tickets - to a wide array of home products - to cutting edge electronics - to complex travel packages, and are all products available from USA through either a television or computer screen.

     "For some time we have believed travel to be a key building block in offering goods and services in interactive formats. These announcements make that belief a reality: Expedia and its superb management, led by Richard Barton, will be at the heart of our activities. Together with the National Leisure Group and its leading array of travel packages, and the development of a broad-based commerce travel channel, I can't think of a better knitting together of the convergence of entertainment, information and direct selling," said Barry Diller, Chairman and CEO, USA.

Expedia
-------

     Known for its technology and its comprehensive, integrated travel services, Expedia is a leading full service online travel agency with dedicated sites in the United States, Canada, the United Kingdom, Germany and soon France. Expedia.com, now the seventh largest travel agency in the United States, on or off-line, according to Travel Weekly, first launched in 1996. Expedia, Inc. became a separately traded public company through its Initial Public Offering in 1999. Prior to its IPO, Expedia, Inc. was a wholly owned subsidiary of Microsoft.

     Barry Diller will become Chairman of Expedia. Richard Barton will continue in his role as President and CEO of Expedia. "By joining USA Networks, we access an unrivaled array of media, direct selling and travel assets that will enable us to continue the strong growth momentum we currently carry," said Mr. Barton. "Expedia will be ideally positioned to extend its reach both online and on television."

     "This is a great deal for all three companies involved and most importantly for consumers," said Rick Belluzzo, President and Chief Operating Officer, Microsoft Corporation. "Expedia will continue to be a strategic partner for MSN and Microsoft, while USA Networks can provide the breadth and depth in the travel and media industries that will help spur Expedia's future growth. This means Expedia can continue to provide the leading travel services they are known for to consumers and suppliers worldwide."

     Under the terms of the definitive agreement, Expedia shareholders will have the option to elect to exchange in a tax-free merger transaction each Expedia share for:

     . $17.50 in USA Common Stock (subject to a collar between $23 and $31 per USA share);

     . between 0.3873 and 0.4524 of a 7-year warrant to acquire shares of USA Common Stock at an exercise price of $35.10 per USA Common Stock share, with the exact number of warrants depending on the USA Common Stock price in a pricing period ending two business days before the Expedia shareholder meeting. If the average USA Common Stock price in the pricing period is $27, each exchanging shareholder will receive 0.4176 of such warrants for each Expedia share exchanged; and

     . 0.35 of a share of a new series of USA Convertible Redeemable Preferred Stock, with a $50 face value.

Expedia shareholders who do not elect to exchange their shares for USA securities will retain their Expedia shares and receive for each Expedia share held 0.1920 of a new Expedia warrant with a seven-year term and an exercise price of $52 per share.

     If holders of more than 37.5 million Expedia shares elect the USA consideration, there will be a pro rata reduction among all of those electing shareholders. Microsoft, the majority shareholder of Expedia, has agreed to exchange all of its 33.7 million Expedia shares and warrants for the USA consideration, subject to pro-ration. As a part of the transaction, Expedia will create a new class of high-vote shares, which USA will receive from Expedia shareholders electing the USA consideration.

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

     At closing of the transaction, USA will own 67% to 75% of the outstanding equity and over 90% of the voting interest in Expedia, depending on the number of Expedia shares exchanged for the USA securities, with the remaining Expedia equity held by the public and potentially Microsoft, depending on pro-ration. Microsoft will own approximately 3% to 5% of USA equity, depending on pro-ration.

        USA WILL ALSO CONTRIBUTE TO EXPEDIA $75 MILLION IN MEDIA TIME
      OVER FIVE YEARS AND AN OPTION TO PARTICIPATE IN THE NEWLY STARTED
                              USA TRAVEL CHANNEL.

     As outlined above, the package of securities received by Expedia shareholders who exchange their shares for USA securities will consist of:


  . 0.5645 to 0.7609 USA shares valued at $17.50 if USA closes within the collar range of $23 to $31 per USA share;

  . between 0.3873 and 0.4524 (subject to a collar between $25.75 and $28.25 per USA share at a pricing period before closing) new USA warrants with a 7-year term and at an exercise price of $35.10 per USA Common Stock share; and

  . 0.35 shares of a new series of Convertible Redeemable Preferred Stock with a $50 face value, 1.99% annual dividend, an initial exercise price of $33.75 (which may be adjusted downwards per the paragraph below), a 20-year term and a 10-year hard no call provision. The USA Preferred can be put to USA at face value plus accrued and unpaid dividends in years 5, 7, 10 and
     15. Any dividends, puts or calls can be paid in cash or USA common stock, at USA's sole election.

     The conversion price of the USA preferred will start at $33.75, and will decrease according to a set formula (as more fully described in the transaction agreements) to the extent that USA's average closing price 10 days prior to conversion is greater than $35.10. The rate of decrease in the conversion price will decrease as USA's stock price increases.

     For example, at the following USA stock prices, the conversion price of the USA preferred will be:

     USA        Conversion Price
     ---------------------------
     $35.10      $35.10
     $40         $32.46
     $50         $30.78
     $75         $28.80
     $100        $27.89

     Completion of the transaction is subject to customary conditions, including approval of Expedia shareholders. Microsoft, now Expedia's controlling shareholder, has agreed to vote all its Expedia shares in favor of these transactions. It is expected that the transaction will close by year-end.

     Separately, Expedia, Inc. today announced it expects to report that, on a net basis, revenue for its fourth quarter of fiscal 2001, ended June 30, more than doubled over the year-earlier quarter and rose approximately 37% over the third quarter. Gross bookings rose to $802 million, up 78% year-over-year and up 19% from the third quarter.

     Expedia also expects to report income before non-cash items of $12 million to $14 million, or $0.24 to $0.29 per basic share and $0.20 to $0.23 per diluted share, for the June quarter, which is substantially above earlier guidance and analyst estimates. On a GAAP basis, Expedia expects the net loss to be $5.5 million to $7.5 million, or a loss of $0.11 to $0.15 per basic share. The per share amounts are calculated using an average outstanding basic share count for the quarter of 49 million and average diluted shares of 61 million.


National Leisure Group
----------------------

     USA has also agreed to acquire National Leisure Group, Inc. (NLG), a leading provider of technology and fulfillment services to world class affiliate partners engaged in the sale of vacation packages and cruises. NLG has long-term affiliate agreements under which it sells vacation packages and cruises though its multi-channel marketing activities (retail, direct marketing, television, and internet). NLG's affiliates range from leading travel web sites including Expedia.com to major offline retail partners. NLG's 2001 gross bookings growth of over 100% make it one of the fastest growing distributors in the leisure travel industry. Terms of the transaction were not disclosed.
Aaron Gowell, President, will continue in that role.

     "USA brings National Leisure Group a wealth of opportunity to accelerate our pace of growth, broaden into new areas and continue investing in the best technology platform in the industry for the sale of high margin cruise and vacation packages," said Mr. Gowell. "Contributing our industry leading technology and services to the USA Travel Group, we expect the combination to deliver extraordinary growth for USA shareholders and deliver an even more compelling product to our network of affiliates."


USA Travel Channel
------------------

     With Expedia as its online foundation and NLG's contribution of unparalleled vacation and cruise packages and the service infrastructure to manage travel sales, USA's Travel Group will launch the USA Travel Channel, completing USA's multi-platform approach to sales in the travel industry. The digital television commerce channel, expected to launch this year, will be produced by 24-year electronic retailing experts at the Home Shopping Network and will be supported by both the Entertainment and Interactive Groups within USA Networks, Inc. USA Cable's production and storytelling skills, HSN's merchandising expertise, Precision Response Corporation's contact centers and Ticketmaster and Citysearch's depth of local information and transaction capabilities will all contribute to the channel. More than just an entertainment and information vehicle, the USA Travel Channel will uniquely bring destinations to life, as all travel packages viewed will instantly be available for purchase.


Hotel Reservations Network
--------------------------

     In addition to becoming the instant leader in interactive travel, through USA's majority stake in the Hotel Reservations Network, the Travel Group will have access to one of the strongest stables of hotel rooms available for sale at discount prices. HRN is a leading provider of discount hotel rooms, offering accommodations at more than 3,000 properties worldwide, as well as access to vacation rental properties, including condominiums, vacation timeshare properties and other managed vacation properties. HRN's services are available through multiple distribution channels including www.hoteldiscount.com,
                                                 ---------------------
www.180096hotel.com, www.condosaver.com, and www.travelnow.com, its toll-free
-------------------  ------------------      -----------------
24x7 phone number, and over 18,600 Internet and call center affiliates.

     "Through our portfolio of interactive commerce companies and the capabilities within, we are confident we have the most diverse, healthy and robust industry examples of convergence in the key categories of travel and access. At this point these are more than killer applications, they are accomplishments which improve the reality of real interactive businesses, in proven segments with tangible results," said Jon Miller, President and CEO, USA Information and Services. "These businesses thrive through their autonomy as well as their place in this world-leading group."


Press Conference
-----------------

USA, Expedia and NLG will hold a press conference today to discuss the new leader in interactive travel. The press conference will begin promptly at 10:30 a.m. Pacific Time (PT) at 8800 Sunset Boulevard in West Hollywood, CA. Photographers please bring your own battery packs and arrive early for set-up.

For media unable to attend, there is also the opportunity to participate via conference call. In the United States interested parties can call (800) 553-0288 and use pass code "USAI." International parties should call (612) 332-0634 and use pass code "USAI."

Analyst Conference Call
-----------------------

USA will audiocast its conference call with analysts and investors on Monday, July 16, 2001, at 12:00 p.m. Eastern Time/9:00 a.m. Pacific Time (PT). The live audiocast is open to the public at
www.usanetworks.com/investor.relations. A replay of the audiocast will begin
--------------------------------------
approximately one hour after its completion at
www.usanetworks.com/investor.relations.
--------------------------------------

In addition, Expedia will webcast its conference call with analysts and investors on Monday, July 16, 2001, at 12:00 p.m. Eastern Time/9:00 a.m. Pacific Time. The webcast is open to the public at www.investor.expedia.com and a
                                            ------------------------
replay will be available at the same location approximately one hour following the live event.

About National Leisure Group
----------------------------

National Leisure Group, Inc. (NLG) is the leading provider of high-quality, high-value vacations and cruises sold directly to consumers through world-class affiliate partners. NLG provides technology, operations support, and private label fulfillment solutions to many of the major online and offline retailers of vacation packages and cruises. The result has helped make NLG one of the fastest growing distributors in the leisure travel industry. NLG is headquartered in Woburn, MA and has sales centers in Virginia Beach, VA and Phoenix, AZ.

About Expedia
-------------

Expedia, Inc. (NASDAQ: EXPE) operates Expedia.com, an independent leading online travel service in the United States with localized versions in Canada, Germany and the United Kingdom. Expedia is the seventh largest travel agent in the U.S. Expedia.com provides air, car and hotel booking, vacation package and cruise offers, destination information and mapping. Expedia.com is also available under Travel on the MSN(R) network of Internet services. For more information visit http://expedia.com/daily/press.
------------------------------


About USA
---------

USA Networks, Inc. (NASDAQ: USAI), a company focused on the new convergence of entertainment, information and direct selling. The Company is organized within two groups, the Entertainment Group and the Interactive Group, comprised of interrelated business divisions which include the following assets: USA Entertainment's USA Network, SCI FI Channel, TRIO, NWI, Crime, Studios USA, and USA Films; and USA Interactive's HSN, HSN International, HSN Interactive, Ticketmaster (NASDAQ: TMCS), which operates Citysearch and Match.com, Hotel Reservations Network (NASDAQ: ROOM), Electronic Commerce Solutions, Styleclick (NASDAQ: IBUY) and Precision Response Corporation.


Legend and Forward Looking Statements
-------------------------------------

USA and Expedia will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT

INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57/th/ Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information relating to possible or assumed future results of operations of USA after giving effect to the acquisitions discussed in this press release, including those preceded by, followed by or that include the words "believes," "projects," "expects," "anticipates" or similar expressions. These statements reflect the current views of USA with respect to future events. The following important factors, in addition to those described in USA's filings with the Securities and Exchange Commission, could affect the future results of USA, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses' operating areas; competition from others; successful integration of our divisions, including recently acquired and to be acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and obtaining and retaining key executives and employees. These forward-looking statements are made as of the date of this press release, and USA undertakes no obligation to update or revise them, whether as a result of new information, future events or any other reason.


Footnotes
---------

Online retail market data per PhocusWright (2001). Internet and television retailing market information sources include, but are not limited to Boston Consulting Group / Shop.org (May 2001), Jupiter (August 2001, December 2000, August 2000, December 1999), Forrester (July 2000), and various other published industry and Wall Street analyst research. Operating metrics in this press release are pro forma for the pending transactions.

Expedia, Expedia.com, and the airplane logo are either registered trademarks or trademarks of Expedia, Inc. in the United States, Canada and/or other countries. Microsoft and MSN are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. Other products and company names mentioned herein may be trademarks of their respective owners.

Contacts
--------

Expedia, Inc.:                NLG, USA Travel Channel and USA Networks, Inc.:
Darcy Bretz,                       Laura Rubin
Edelman Public Relations           USA Communications
312/240-2619                       212/314-7327
darcy.bretz@edelman.com
                                   Adrienne Becker
Marj Charlier                      USA Communications
Investor Relations                 212/314-7254
425/564-7666
                                   Roger Clark
                                   USA Investor Relations
Microsoft:                         212/314-7400
Katy Fonner
Waggener Edstrom Public Relations
503/443-7000
Kfonner@wagged.com
------------------

Carla Lewis
Investor Relations
425/936-3703

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